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NEWS RELEASE                                                      FOR FURTHER
                                                                  INFORMATION
FOR IMMEDIATE                                                     RICHARD KAMP
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RELEASE                                                           (603) 224-1100
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                     COMMUNITY BANKSHARES, INC. ANNOUNCES
                 CONSUMMATION OF CENTERPOINT BANK ACQUISITION

Concord, NH -- March 21, 1996 -- Community Bankshares, Inc. (NASDAQ NMS: CBNH) has completed the acquisition of Centerpoint Bank, a state chartered commercial bank headquartered in Bedford, New Hampshire, according to the announcement by Douglas Crichfield, president and chief executive officer. Community Bankshares, Inc. also owns Concord Savings Bank, headquartered in Concord, New Hampshire. The acquisition approximately doubles Community's commercial banking component, and represents for Community its most significant entry into Hillsborough County, the largest banking market in New Hampshire.

Centerpoint Bank has approximately $87,000,000 in assets, and operates banking offices in Bedford, Manchester and Nashua. With the addition of Centerpoint, Community's two banking subsidiaries will operate a total of nine banking offices and 20 remote service units. On a consolidated basis, Community has total assets of approximately $493,000,000, total deposits of approximately $382,000,000, total loans of approximately $338,000,000 and total stockholders' equity of approximately $37,000,000.

In making today's announcement, Douglas Crichfield stated "We are very pleased to bring Centerpoint into the Community Bankshares family. They are a well run profitable bank with a proven record of delivering high quality commercial banking services to small businesses and professionals in Hillsborough County. As such, they bring a great deal of market and product synergy to us, and complement our dominant position in Merrimack County. Our strong consumer, mortgage and municipal businesses are a nice fit with their commercial banking

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expertise. We are excited about working together to serve the individuals, businesses and municipalities of central and southern New Hampshire."

The agreement to acquire Centerpoint Bank was announced on August 29, 1995, and was approved by shareholders of both companies in January of 1996. The transaction was completed as a tax-free exchange of stock under which each share of Centerpoint Bank common stock outstanding is to be exchanged for 1.073 shares of Community Bankshares, Inc. common stock. Transmittal letters and instructions to complete the stock exchange will be mailed to Centerpoint Bank shareholders prior to the end of March 1996.

Community Bankshares, Inc. is traded on the NASDAQ National Market System under the symbol "CBNH". Deposits in the company's banking subsidiaries, Concord Savings Bank and Centerpoint Bank are insured up to the applicable limits by the Federal Deposit Insurance Corporation. The company offers a wide range of financial services to businesses, consumers and municipalities throughout New Hampshire with nine offices in central and southern New Hampshire. The company also originates residential mortgage loans in Vermont through its CB Mortgage Corp. subsidiary. Detailed financial information on the company can be viewed on the Internet at www.cbnh.nh.com. The company can be reached via e-mail at bankshares@cbnh.nh.com.

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